United States securities and exchange commission logo





                             September 9, 2021

       Glenn Sandgren
       Chief Executive Officer
       IKONICS Corp.
       4832 Grand Avenue
       Duluth, MN 55807

                                                        Re: IKONICS Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed August 11,
2021
                                                            File No. 333-258335

       Dear Mr. Sandgren:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4/A

       Cover Page

   1. We note that TerraWulf's significant shareholders, AOW Capital LLC and Stammtisch
                                                        Investments LLC are
expected to beneficially own a controlling interest in the company after the business
combination. Please revise the cover page to disclose this beneficial ownership and note the
significant control those shareholders will have over the
                                                        Company.
       The Mergers, page 12

   2. Please revise to clarify whether the company currently intends to liquidate, spin-off, or license the legacy
IKONIC assets and operations as contemplated in the Contingent Value
                                                        Rights issued by
Telluride HoldCo.
 Glenn Sandgren
FirstName LastNameGlenn Sandgren
IKONICS Corp.
Comapany 9,
September NameIKONICS
             2021        Corp.
September
Page 2    9, 2021 Page 2
FirstName LastName
3. Please clearly disclose that this transaction will result in a change of control (both in beneficial ownership and management) and that after the merger, the Company intends to operate in an entirely different sector and operations will be conducted primarily through
         TeraWulf.
Controlled Company Exemption, page 22

4. We note your disclosure here, and elsewhere that the "precise percentage of Holdco common stock that will be controlled by AOW Capital LLC and Stammtisch Investments
         LLC cannot be determined until the closing of the mergers." Furthermore, we note the disclosure in Note 5 to the financial statements that "the Series A Preferred Stock will automatically convert into common shares upon the closing of a QLE..." Please revise to provide a range of scenarios and estimated ownership percentages that will be held by participants following the completion of the transactions.
Unaudited Pro Forma Condensed Combined Financial Information, page 24

5. We note that adjustment (e) reflects approximately $17,000,000 for the estimated aggregate transaction costs for both TeraWulf and IKONICS, such as legal, financial advisory and accounting expenses that were not incurred as of March 31, 2021. Since you are accounting for the transaction as a business combination, please explain why these costs are not reflected in the unaudited pro forma condensed combined statements of operations. We refer you to Article 11-02 (a)(6)(i)(B) of Regulation
S-X.
6. We note that adjustment (g) represents awards with respect to shares of common stock issued to certain employees of Beowulf Electricity & Data Inc. (
Beowulf E&D   ), a
         company controlled by TeraWulf   s Chief Executive Officer, upon
consummation of the
         mergers in accordance with the administrative and infrastructure services agreements, dated as of April 27, 2021. Please explain why you are using the closing price per share of IKONICS Common Stock as of July 6, 2021 to value share awards due to Beowulf
         E&D employees. Explain whether you considered using the $25.79 Implied Holdco share price to value the share awards due to Beowulf E&D employees. Revise to present the expense associated with this transaction as a related party on the face of your unaudited pro forma condensed combined statements of operations.
7.       We note on June 15, 2021 that Nautilus Cryptomine LLC (   Nautilus   )
executed purchase
         agreements whereby the estimated aggregate purchase price of the miners under the First
         Quarter 2022 Bitmain Agreement is approximately $98.2 million, and the estimated aggregate purchase price of the miners under the Second Quarter 2022 Bitmain
         Agreement is approximately $89.7 million. We also note that on March 19, 2021,
         TeraWulf, executed the equipment purchase agreement (the     Minerva
Agreement    ) for
         an aggregate purchase price of approximately $118.5, and the Company paid an initial deposit of $23.7 million that is included in deposits in the balance sheet as of March 31,
         2021 and in May 2021 an incremental deposit of $12.3 million was paid to Minerva in connection with the Minerva Purchase Agreement. We further note from your risk factors
 Glenn Sandgren
FirstName LastNameGlenn Sandgren
IKONICS Corp.
Comapany 9,
September NameIKONICS
             2021        Corp.
September
Page 3    9, 2021 Page 3
FirstName LastName
         that Holdco will be highly dependent on the Minerva agreement and each of the Bitmain agreements for the development of its business models. Due to the significance of these agreements for the development of your business, please explain your consideration of providing financial statements for Bitmain and Minerva, pursuant to Rule 3-13 of
         Regulation S-X.
8. You disclose that TeraWulf has agreed to pay Beowulf E&D an annual fee for the first year in the amount of $7,000,000 payable in monthly installments, and an annual fee equal to the greater of $10,000,000 or $0.0037 per kilowatt hour of electric load utilized by the
         Facilities thereafter. Please explain your consideration of including the annual fee in your pro forma financial statements.
9. You disclose that on June 2, 2021, TeraWulf entered into the Electrical Infrastructure and
         Equipment Sales Agreement with Somerset, pursuant to which Somerset sold and delivered to TeraWulf certain electrical infrastructure and equipment located in Barker,
         New York in an    as is    sale with no representations or warranties
provided by Somerset
         with respect to the equipment for $632,000. Please tell us your consideration of including this transaction in your pro forma financial statements.
10. We note that in June 15, 2021, TeraWulf consummated a private placement of 2,000,000
         shares of TeraWulf   s Series A Preferred Stock, at a price per share
of $25.00, to certain
         individuals and accredited investors, for an aggregate amount of $50.0 million (the
            Series A Private Placement   ). We further note that the Series A
Preferred Stock will
         automatically convert into shares of TeraWulf Common Stock upon the consummation of an initial public offering by TeraWulf or the consummation of a merger or other transaction following which TeraWulf will be listed on a nationally recognized securities exchange. Please tell us your consideration of including the private placement in your pro forma financial statements.
11. You disclose that on May 13, 2021, the Company and Talen Energy Corporation (the
            Members   ) entered into a joint venture, Nautilus Cryptomine LLC (
  Nautilus   ), to
         develop up to 300 MW of zero-carbon bitcoin mining in Pennsylvania with operations
         expected to commence in Q2 2022 (the    Joint Venture   ). You further
disclose that
         concurrently with the execution of the Joint Venture agreement, TeraWulf assigned the
         Minerva Purchase Agreement to Nautilus and the Joint Venture counterparty reimbursed the Company $18.0 million for 50% of the deposits made to Minerva as of that date and on June 15, 2021, Nautilus entered into two Non-fixed Price Sales and Purchase
         Agreements for the purchase of miners from Bitmain Technologies
Limited (   Bitmain   )
         that included an initial deposit of $23.5 by the Company in accordance with its 50%
         interest in the Joint Venture. Please expand your disclosure to include the accounting treatment to be afforded to the joint venture and tell us your consideration of including the joint venture and related transactions in your pro forma financial statements. Explain your consideration of providing financial statements for the joint venture pursuant to Rule 3-09 of Regulation S-X.
 Glenn Sandgren
FirstName LastNameGlenn Sandgren
IKONICS Corp.
Comapany 9,
September NameIKONICS
             2021        Corp.
September
Page 4    9, 2021 Page 4
FirstName LastName
12. We note that the unaudited pro forma condensed combined financial information was prepared without the application of held for sale accounting to any long-lived asset or disposal group of IKONICS. Please provide us with your analysis of when it is expected that the applicable held for sale criteria will be met. We refer you to ASC 205-20-45-1E.
         In addition, please provide disclosure that clearly describes the status of the process to dispose of IKONICS' business and describe in clear terms what the disposal effects will be on the financial statements. Explain why the disposal has not been reflected as an other transaction adjustment. Refer to Rule 11-01(a)(8) of Regulation S-X. This disclosure should discuss the uncertainties and risk from disposing of this business including the potential for a loss to be recognized.
13. Your disclosures indicate that the preliminary estimated CVR portion of the purchase price is computed based primarily on a historical time weighted average of market capitalization of IKONICS less certain working capital items on the balance sheet of
         IKONICS over the prior eight quarters. Please provide us with your calculation of the preliminary estimated CVR portion of the purchase price. Revise your disclosures to explain in greater detail how you determined the preliminary estimated fair value of the
         CVR. Explain how you plan to account for changes in the fair value of the CVR at each reporting period. Your response should address how your accounting for the CVR will comply with ASC 805-30-25-6 and 25-7.
14. Expand the disclosure in footnote 3(f) to show an estimated or preliminary allocation of the purchase price to the tangible and intangible assets acquired. Also, for each class of intangibles acquired disclose the related amortization period and the related amortization expense should be shown in the pro forma financial statements.
Risk Factors, page 35

15. We note that your articles of incorporation will contain an exclusive forum provision.
         Please describe the provision in your registration statement and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your registration statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
 Glenn Sandgren
FirstName LastNameGlenn Sandgren
IKONICS Corp.
Comapany 9,
September NameIKONICS
             2021        Corp.
September
Page 5    9, 2021 Page 5
FirstName LastName
Background to the Mergers, page 60

16. We note your disclosure that the Board determined the pre-transaction valuation for
         TeraWulf was $2.0 billion. Please revise to discuss how the board determined that this was fair and reasonable. In addition, include more detailed disclosure regarding how this valuation was prepared, including the companies compared and the metrics used in the comparison.
17. Please revise your disclosure throughout this section to provide greater detail regarding the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:
             the material terms for any proposals and subsequent proposals and counter offers;
             how you determined valuations and why you consider them reasonable;
             at what point other strategic alternatives were eliminated from consideration
Financial Forecasts, page 69

18.      We note that your forecasts assume "bitcoin   s growth from a starting
point of $35,000 and
         increasing at a rate of 1% per month." For clarity, please revise to provide the associated
         Bitcoin value at each year end using that assumption.
19. We note the assumptions used in preparing your projections through 2027. Please clarify the following:
             the basis for the 1% monthly growth in Bitcoin over the six year period;
             how you determined that the network hashrate will be ~498 Eh/s at the end of 2027 and how you assumed a planned expansion with approximately 230,000 miners deployed by 2027E. In that regard, we note that over the last six years the Bitcoin hashrate has increased by a substantially greater degree than your projections for hashrate over the next six years;
             the assumed overall network hash rate at the end of each period presented;
             The basis for growth in average bitcoin transaction fees as a percentage of mining revenue from a starting point of 7.5% increasing ratably to 54.4% by 2027E
             How you determined that mining equipment cost of $50/TH and how you considered increases in mining equipment costs and supply constraints.
             whether you assumed increases in ASIC efficiency in TH per watt, and, if so, what rate you used for your assumptions for each period presented; and
             your assumptions regarding your power costs and selling, general and administrative expenses for the periods presented in your forecasts.

         In addition, please revise to explain how you have a reasonable basis to project results six years in the future given that Terawulf has not generated any revenue and has a limited operating history.
 Glenn Sandgren
FirstName LastNameGlenn Sandgren
IKONICS Corp.
Comapany 9,
September NameIKONICS
             2021        Corp.
September
Page 6    9, 2021 Page 6
FirstName LastName
20. Please revise this section to provide balancing disclosure regarding the limitations on the underlying assumptions. As part of your discussion, address the speculative nature of assessing the future difficulty and hash rate of the Bitcoin network given the past rates of increase, and the expected efficiency improvements in ASIC miners, in addition to your other underlying assumptions.
TeraWulf's Forecasts, page 70

21. Please revise to disclose in greater detail the basis for and the nature of the key elements and material assumptions underlying the forecasts for revenue, gross profit, net income, EBITDA and capital expenditures. Explain how you determined that the assumptions are reasonable and the level of support is persuasive considering the volatility in the entire cryptocurrency industry, including the value of bitcoin; cryptocurrencies are a relatively new concept and asset class and; Bitcoin has a limited history and its price has been particularly volatile. Explain how your underlying forecasts consider the supply constraints at chip foundries, which you disclose are expected to impact pricing and delivery schedule. Please note that an absence of adequate support may preclude a registrant's ability to include prospective financial statements in the filing. Additionally, a company with a limited operating history may not have a reasonable basis to present a financial forecast beyond one year.
22.      We note that substantially all TeraWulf   s revenue will be derived
from two primary
         sources: earning bitcoin rewards and transaction fees for validating transactions. Please disaggregate revenue to include estimated revenue for bitcoin rewards and transaction fees. Provide the underlying assumptions and metrics for each of these revenue line items that supports your estimates.
BitCoin Mining and BitCoin Network, page 112

23. Please discuss how the company will utilize mining pools and how mining pools operate.
         As part of your discussion, explain whether the company will aggregate the hashing power into pools hosted by third-parties, or if they the company intends to operate its own mining pool. To the extent applicable, be sure to address the fees associated with third-
         party pool operators and tell us whether you have any agreements with any pool operators.
Planned Mining Operations, page 113

24. Please revise your disclosure to discuss whether you have a policy regarding when you intend to sell Bitcoin for fiat currency to fund operations or growth, whether you intend to acquire digital assets other than Bitcoin, what exchange you intend to use for converting your Bitcoin to fiat currency, and the fees generally incurred for conversion. To the extent you have an agreement with a third-party exchange, please disclose the material terms and file the agreement as an exhibit.
 Glenn Sandgren
FirstName LastNameGlenn Sandgren
IKONICS Corp.
Comapany 9,
September NameIKONICS
             2021        Corp.
September
Page 7    9, 2021 Page 7
FirstName LastName
Management's Discussion and Analysis of TeraWulf's Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 129

25.      You disclose that TeraWulf   s present capital resources are not
sufficient to fund the
         planned development of its business, including the projected build out of its bitcoin mining facility sites, for a twelve-month period without additional sources of capital.
         Please revise to include a detailed discussion of your ability to meet your liquidity needs both on a long-term and short-term basis. Specifically, disclose the minimum funding that will be required to remain in business for at least the next 12 months. Also, disclose the minimum period of time you will be able to conduct planned operations using currently available capital resources. Your disclosures should also discuss your ability to satisfy your obligations according the various agreements relating to TeraWulf s business and operations as disclosed beginning on page 114 of your filing. We refer to Item 303(a) of
         Regulation S-K.
26. Your liquidity disclosures indicate that certain factors, among others, raise doubt about
         TeraWulf   s ability to continue as a going concern. Please describe
management   s plans in
         greater detail and whether those plans alleviate substantial doubt as to your ability to continue as a going concern. Address any additional information about relevant events or
         conditions and management   s plans that have become available in
subsequent interim
         periods. We refer to ASC 205-40-50-(12 through14).
Certain Relationships and Related Party Transactions, page 153

27. We note that this section identifies several transactions as related party transactions.
         Please revise to identify the related party and to provide the nature of the relationship to the issuer, and the aggregate payments to be made for each transaction. Refer to Item
         18(a)(7)(iii) of Form S-4 and Item 404 of Regulation S-K. In addition, it appears that
         Beowulf E&D provides the office space for your headquarters, but that transaction is not included in your related party transaction discussion. Please revise. Security Ownership of Certain Beneficial Owners...of TeraWulf, page 176

28. Please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by Stammtisch Investments LLC and AOW Capital LLC.
29. Please tell us whether the beneficial ownership table accounts for the conversion of the
         Series A Preferred stock sold in the private placement that concluded on June 15, 2021.
         To the extent it does not, please revise to include the beneficial ownership of officers, directors, and greater than 5% for each class of securities outstanding and provide a discussion of the conversion features.
 Glenn Sandgren
IKONICS Corp.
September 9, 2021
Page 8
Terawulf, Inc.
Financial Statements
Note 1. Organization and Significant Accounting Policies, page H-9

30. Please disclose in sufficient detail your revenue recognition accounting policy.
General

31. We note that the Articles of Incorporation include a provision renouncing the corporate
      opportunities doctrine "relating to the Sponsor   s continued involvement
in (A) the Bitcoin
      mining business in Hardin, MT, that is in existence as of the date of the filing of this
      Amended and Restated Certificate of Incorporation, on behalf of Beowulf Energy LLC in connection with its building and operation of a data center for Marathon Digital Holdings
      Inc." In an appropriate location in the prospectus, please revise to disclose the nature of the Sponsor's relationship with the enumerated entities, the identity of the Sponsor and affiliated entities, and any potential conflicts of interest.


       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameGlenn Sandgren
                                                            Division of
Corporation Finance
Comapany NameIKONICS Corp.
                                                            Office of
Technology
September 9, 2021 Page 8
cc:       W. Jason Deppen
FirstName LastName